EXHIBIT 12.1
NRG Energy, Inc.
Computation Ratio of Earnings to Fixed Charges

			For the Period	For the Period			For the Nine	For the Nine
	For the Year	For the Year	January 1,	December 6,	For the Year	For the Year	Months	Months
	Ended	Ended	2003 Through	2003 Through	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 5,	December 31,	December 31,	December 31,	September 30,	September 30,
(In millions except for ratios)	2001	2002	2003	2003	2004	2005	2005	2006

Earnings:
Income/(loss) before taxes from continuing operations before income tax	$251	$(2,955)	$3,120	$10	$226	$120	$20	$912
Minority interest in earnings				—	—	—
Less:

Undistributed equity in (earnings)/losses of unconsolidated affiliates	(119)	(22)	(41)	2	(1)	(8)	1	(27)
Capitalized interest	(27)	(46)	—	—	—	—	—	(4)
Add:
Fixed charges	394	502	312	19	270	200	143	427

Total Earnings/(Losses):	$499	$(2,521)	$3,391	$31	$495	$312	$164	$1,308

Fixed Charges:
Interest expense	$353	$424	$290	$16	$239	$186	$133	$400
Interest capitalized	27	46	—	—	—	—	—	4
Amortization of debt issuance costs	11	28	18	1	9	6	4	15
Amortization of debt discount	—	—	—	2	18	5	4	5
Approximation of interest in rental expense	3	4	4	0	4	3	2	3

Total Fixed Charges:	$394	$502	$312	$19	$270	$200	$143	$427

Ratio of Earnings/(Losses) to combined Fixed Charges	1.27	— (1)	10.87	1.62	1.83	1.56	1.15	3.06

(1)	Earnings did not cover fixed charges.

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